Exhibit (a)(5)(V)

Astellas Completes Acquisition of OSI Pharmaceuticals

Tokyo, Japan – June 9, 2010 – Astellas Pharma Inc. (TSE: 4503) announced today that the company has completed its acquisition of OSI Pharmaceuticals, Inc. (Nasdaq: OSIP) for $4.0 billion.

Masafumi Nogimori, President and CEO of Astellas said, “We are delighted to announce the completion of this transaction with OSI. We are truly excited by the opportunities that the combination will provide and we look forward to working with our new colleagues at OSI. This compelling transaction marks an important step forward for Astellas as the company works towards developing a world-class oncology platform and realizing our goal of improving the health of people around the world.”

OSI is a biotechnology company primarily focused on the discovery, development and commercialization of molecular targeted therapies addressing medical needs in oncology, diabetes and obesity. OSI manufactures and sells Tarceva® (erlotinib), a leading cancer medication, and has several prospective new oncology medications in its R&D pipeline. OSI is expected to augment Astellas’ strong existing franchises in urology and transplantation, expanding the product portfolio and pipeline of the combined company.

Astellas completed the acquisition of OSI through a short-form merger without a meeting of OSI’s stockholders. In the merger, each outstanding share of OSI common stock not purchased in Astellas’ tender offer or otherwise owned by Astellas was converted into the right to receive the same $57.50 consideration that was provided in the tender offer, without interest, except shares for which appraisal rights are validly asserted. OSI is now a wholly-owned subsidiary of Astellas US Holding, Inc., a holding company owned by Astellas Pharma Inc., and OSI’s common stock has ceased to be traded on the Nasdaq Global Select Market.

Citigroup is acting as exclusive financial advisor to Astellas and Morrison & Foerster LLP is acting as legal counsel.

Media Contacts

In the U.S.

Brunswick Group

Stan Neve / Sarah Lubman

+1 212 333 3810

In Japan

Ashton Consulting

Dan Underwood / John Sunley

+81 (03) 5425 7220

Information Agent

Georgeson Inc.

+ 1 212 440 9872

Thomas Gardiner

About Astellas

Astellas Pharma Inc., located in Tokyo, Japan, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceuticals. Astellas has approximately 15,000 employees worldwide. The organization is committed to becoming a global category leader in urology, immunology & infectious diseases, neuroscience, DM complications & metabolic diseases and oncology. For more information on Astellas Pharma Inc., please visit our website at http://www.astellas.com/en.

Statement of Cautionary Factors

This document contains certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this document, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage. The statement regarding earnings growth is not a profit forecast and should not be interpreted to mean that Astellas’ earnings or earnings per share for any current or future period will necessarily match or exceed the historical published earnings or earnings per share of Astellas.